UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)

Orient-Express Hotels Ltd.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class Securities)

G67743107

(CUSIP Number)

D. E. Shaw & Co., L.P.
Attn:  Compliance Department
120 West Forty-Fifth Street
Floor 39
New York, NY 10036
212-478-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G67743107
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw Valence Portfolios, L.L.C. FEIN 13-4046559
2	Check the Appropriate Box if a Member of a Group		(a) ☐
(See Instructions)			(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 2,273,300
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,273,300
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,273,300
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13	Percent of Class Represented by Amount in Row (11) 2.5%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. G67743107
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw Oculus Portfolios, L.L.C. FEIN 20-0805088
2	Check the Appropriate Box if a Member of a Group		(a) ☐
(See Instructions)			(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 945,344
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 945,344
11	Aggregate Amount Beneficially Owned by Each Reporting Person 945,344
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13	Percent of Class Represented by Amount in Row (11) 1.0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. G67743107
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.L.C. FEIN 13-3799946
2	Check the Appropriate Box if a Member of a Group		(a) ☐
(See Instructions)			(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 945,378
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 945,378
11	Aggregate Amount Beneficially Owned by Each Reporting Person 945,378
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13	Percent of Class Represented by Amount in Row (11) 1.0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. G67743107
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.P. FEIN 13-3695715
2	Check the Appropriate Box if a Member of a Group		(a) ☐
(See Instructions)			(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 3,218,678
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 3,218,678
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,218,678
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13	Percent of Class Represented by Amount in Row (11) 3.5%
14	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. G67743107
1	Name of Reporting Person. I.R.S. IDENTIFICATION David E. Shaw
2	Check the Appropriate Box if a Member of a Group		(a) ☐
(See Instructions)			(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 3,218,678
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 3,218,678
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,218,678
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13	Percent of Class Represented by Amount in Row (11) 3.5%
14	Type of Reporting Person (See Instructions) IN

Item 1.	Security and the Issuer

This Amendment No. 13 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed by D. E. Shaw Valence Portfolios, L.L.C., a Delaware limited liability company (“Valence”), D. E. Shaw Oculus Portfolios, L.L.C., a Delaware limited liability company (“Oculus”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), and David E. Shaw, a citizen of the United States of America (“David E. Shaw,” and together with Valence, Oculus, DESCO LLC, and DESCO LP, collectively, the “Reporting Persons”) on February 13, 2008, with the Securities and Exchange Commission (the “SEC”) and amended by Amendment No. 1 to the Schedule 13D filed on May 27, 2008, by Amendment No. 2 to the Schedule 13D filed on June 3, 2008, by Amendment No. 3 to the Schedule 13D filed on August 4, 2008, by Amendment No. 4 to the Schedule 13D filed on August 25, 2008, by Amendment No. 5 to the Schedule 13D filed on September 25, 2008, by Amendment No. 6 to the Schedule 13D filed on October 3, 2008, by Amendment No. 7 to the Schedule 13D filed on October 7, 2008, by Amendment No. 8 to the Schedule 13D filed on October 15, 2008, by Amendment No. 9 to the Schedule 13D filed on November 24, 2008, by Amendment No. 10 to the Schedule 13D filed on January 14, 2009, by Amendment No. 11 to the Schedule 13D filed on May 7, 2009, and by Amendment No. 12 to the Schedule 13D filed on January 21, 2010  (as amended, the “Schedule 13D”), relating to the shares of Class A Common Stock, $0.01 par value per share (the “Class A Shares”), of Orient-Express Hotels Ltd. (the “Issuer”).  The principal executive offices of the Issuer are located at 22 Victoria Street, P.O. Box HM 1179, Hamilton HMEX, Bermuda.  Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.  Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Amendment, as follows:

On June 1, 2010, the Commercial Court of the Supreme Court of Bermuda (the “Court”) issued a decision in favor of the Issuer, OEH1, and members of the Board of the Issuer with regard to the Petition.  Valence and Oculus continue to evaluate their options with respect to an appeal of the Court’s decision.

Valence, Oculus, and CR Intrinsic Investments terminated the Letter Agreement on June 1, 2010, including immediately terminating any provisions with respect to the Common Shares.  As a result of the termination of the Letter Agreement, the Reporting Persons do not consider (a) CR Intrinsic Investments, CR Intrinsic Investors LLC, and/or Steven A. Cohen and (b) the Reporting Persons to constitute a “group” within the meaning of Rule 13d-5(b) under the Act.  For the avoidance of doubt, to the extent the Court awards fees and costs, Valence, Oculus, and CR Intrinsic Investments intend to apportion such fees and costs among themselves.

Valence and Oculus plan to sell Common Shares opportunistically based on, among other things, the availability and price of Common Shares and other general market and investment conditions, but Valence and Oculus reserve the right to acquire Common Shares.

Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that any Reporting Persons will take any such actions.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety, with effect from the date of this Amendment, as follows:

(a), (b) The percentages used herein are based upon the 90,797,225 Class A Shares (the “Common Shares”) reported to be outstanding as of May 3, 2010, in the Issuer’s Form 10-Q, filed with the SEC on May 7, 2010.  The 2,273,300 Common Shares beneficially owned by Valence (the “Valence Shares”) represent approximately 2.5% of the Common Shares issued and outstanding.  The 945,344 Common Shares beneficially owned by Oculus (the “Oculus Shares”) represent approximately 1.0% of the Common Shares issued and outstanding.  The 945,378 Common Shares beneficially owned by DESCO LLC (the “DESCO LLC Shares”) represent approximately 1.0% of the Common Shares issued and outstanding.  The DESCO LLC Shares are comprised of (i) the Oculus Shares and (ii) 34 Common Shares (the “Synoptic Shares”) directly held by D. E. Shaw Synoptic Portfolios 2, L.L.C (“Synoptic”).  The 3,218,678 Common Shares beneficially owned by DESCO LP (the “DESCO LP Shares”) represent approximately 3.5% of the Common Shares issued and outstanding.  The DESCO LP Shares are comprised of (i) the Valence Shares, (ii) the Oculus Shares, and (iii) the Synoptic Shares.

Valence has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Valence Shares.  Oculus has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Oculus Shares.  Valence disclaims beneficial ownership of the Oculus Shares and the Synoptic Shares, and Oculus disclaims beneficial ownership of the Valence Shares and the Synoptic Shares.

DESCO LP, as managing member and investment adviser of Valence and investment adviser of Oculus and Synoptic, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares, the Oculus Shares, and the Synoptic Shares.  DESCO LLC, as Oculus’s and Synoptic’s managing member, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Oculus Shares and the Synoptic Shares.  As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Oculus Shares and the Synoptic Shares.  As general partner of DESCO LP, DESCO Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares, the Oculus Shares, and the Synoptic Shares.  None of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II, Inc., owns any Common Shares directly, and each such entity disclaims beneficial ownership of the Valence Shares, the Oculus Shares, and the Synoptic Shares.

David E. Shaw does not own any shares directly.  By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the managing member and investment adviser of Valence, and the investment adviser of Oculus and Synoptic, and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, which in turn is the managing member of Oculus and Synoptic, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares, the Oculus Shares, and the Synoptic Shares.  David E. Shaw disclaims beneficial ownership of the Valence Shares, the Oculus Shares, and the Synoptic Shares.

As of the date hereof, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 of the Schedule 13D, owns any Common Shares other than those set forth in this Item 5.

Paragraph (e) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

(e) The Reporting Persons ceased to be the beneficial owners of five percent or more of the outstanding Common Shares as of June 1, 2010, as a result of the matters described in Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

As described in Item 4, on June 1, 2010, Valence, Oculus, and CR Intrinsic Investments terminated the Letter Agreement.

Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding, or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  June 1, 2010

D. E. SHAW VALENCE PORTFOLIOS, L.L.C.

By:	/s/ Rochelle Elias
Rochelle Elias Authorized Signatory
D. E. SHAW OCULUS PORTFOLIOS, L.L.C.

By:	/s/ Rochelle Elias
Rochelle Elias Authorized Signatory
D. E. SHAW & CO., L.L.C.

By:	/s/ Rochelle Elias
Rochelle Elias Authorized Signatory

D. E. SHAW & CO., L.P.

By:	/s/ Rochelle Elias
Rochelle Elias Chief Compliance Officer

DAVID E. SHAW

By:	/s/ Rochelle Elias
Rochelle Elias
Attorney-in-Fact for David E. Shaw